Exhibit h.vii
AMENDMENT TO TRANSFER AGENCY SERVICES AGREEMENT
     THIS AMENDMENT (this “Amendment”) to the Transfer Agency Services Agreement (the “Agreement”) by and between PFPC INC., a Massachusetts corporation (“PFPC”), and the undersigned investment company (the “Fund”) is made as of March 1, 2007. Capitalized terms used but not defined herein shall have the same meaning as in the Agreement.
     1. Services. In addition to the services set forth in the Agreement, PFPC shall provide to the Fund the services set forth in Schedule A hereto relating to the obligations of the Fund under SEC Rule 22c-2 under the Investment Company Act of 1940, as amended (“Rule 22c-2”), and the Fund will pay to PFPC the fees and charges set forth in Schedule B in respect of such services set forth in Schedule A hereto. The Fund will enter into agreements with financial intermediaries (collectively, “Financial Intermediaries”) under the terms of which such Financial Intermediaries will be instructed to provide data to PFPC pursuant to Rule 22c-2 relating to transactions in the Fund’s shares. PFPC shall not be liable to the Fund, its investors or any agents of the Fund, including its investment adviser(s), for any errors or omissions in any data provided to PFPC by any Financial Intermediaries or for compliance by the Fund with SEC Rule 22c-2. PFPC’s sole obligation under this Section 1 shall be to provide the Fund with access to information relating to transactions in the Fund’s shares based solely on information provided to PFPC by Financial Intermediaries.
     2. Systems. In providing the services described in Schedule A hereto, PFPC may, pursuant to licenses or other agreements (collectively, “Third Party Agreements”) with one or more unrelated parties (collectively, “Third Party Providers”), utilize information, data, technology and systems (collectively, “Third Party Systems”) licensed or otherwise provided to PFPC by such Third Party Providers. The Fund will not use or disclose any information relating to Third Party Systems, and the Fund will be subject to such restrictions, limitations and indemnities with respect to use of Third Party Systems as are applicable to PFPC under Third Party Agreements.
     3. Effective Date. This Amendment shall be effective as of the date hereof. Except as set forth in this Amendment, the Agreement shall continue in full force and effect in accordance with its terms.
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     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the day and year first above written.

PFPC INC.
By:	/s/ Michael DeNofrio

Name:	Michael DeNofrio

Title:	Executive Vice President, Senior Managing Director

Driehaus Mutual Funds
By:	/s/ Michelle L. Cahoon

Name:	Michelle L. Cahoon

Title:	Vice President and Treasurer

Schedule A
Services
•	The PFPC 22 c-2 system (the “System”) is intended to enable the Fund to manage data requests to, and to access and analyze data provided by, Financial Intermediaries as required by SEC Rule 22c-2.
•	Pursuant to agreements between the Fund and Financial Intermediaries, Financial Intermediaries will deliver to PFPC, in electronic format, information on transactions effected in Fund shares.
•	The Fund may use the System to access data that is provided to PFPC by Financial Intermediaries or that is otherwise available to PFPC through NSCC for Financial Intermediaries that are NSCC members. The Fund may also use the System to request data from non-NSCC members.
•	The System is intended to be generally available to the Fund from 8:00 am to 6:00 pm Eastern Time during regular trading days, subject to periodic unavailability due to maintenance, upgrades, testing and potential System failures.
•	PFPC will work with the Fund to develop an implementation program with the objective of launching the System not later than the effective date of SEC Rule 22c-2. The implementation program will seek to identify and access sources of relevant data, including identification of omnibus accounts, Financial Intermediaries, NSCC membership status, CUSIPs, Fund shareholder accounts and Fund trading and redemption policies as set forth in the Fund’s SEC registration statement and prospectuses. Designated representatives of the Fund will have access to the System. The System will be tested and de-bugged as necessary.
•	The System implementation schedule will vary depending on the profile and requirements of the Fund, but it is estimated to take at least 3-6 weeks. PFPC will provide project oversight and coordination, planning and review. PFPC will also assist the Fund in testing the System and training designated Fund representatives in the use of the System.
•	PFPC will consider enhancements and improvements upon request, with fees at rates to be negotiated.

Schedule B
Fees and Charges
This Fee Schedule Summary represents the pricing as set forth at date of contract execution.

Implementation Fee:	One time fee of $10,000 (See Exhibit A for implementation services)

Monthly Base Fee:	$3,000 (to begin first day of initial download and this fee shall not be prorated for any partial months)

Transaction Storage Fee:	$275 per month per million transactions (or fraction thereof) stored (will be invoiced monthly)

Customized system development (if applicable):	$200 per hour (will be invoiced as incurred)

Training:	One day of on-site training included. Additional training can be procured at the rate of $150 per hour, plus travel and expenses.

Non Standard Data
Processing Charge:	Will be quoted upon request

Out of Pocket expenses:	Will include NSCC data charges per transaction. Out of pocket expenses not detailed above will be invoiced as incurred. Services requested over and above those contained within this agreement would be evaluated at the time of request.
*Contract will run concurrent with TA agreement